SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2016

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

At the ordinary general meeting of shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 22, 2016, all the agendas set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Approval of financial statements for the fiscal year 2015

2.	Approval of the maximum aggregate amount of remuneration for directors in 2016

Details of the agendas approved at the ordinary general meeting of shareholders are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name: Kim, Jong-soo
Title: Vice President

Date: March 22, 2016

Attachment

Agenda 1. Approval of Financial Statements for the Fiscal Year 2015

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND DECEMBER 31, 2014

	Dec. 31, 2015	Dec. 31, 2014
	(KRW in millions)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	3,783,065	1,796,300
Current financial assets, net	5,335,621	176,428
Trade and other receivables, net	7,473,548	7,697,862
Inventories, net	4,946,413	4,537,469
Income tax refund receivables	9,081	18,475
Current non-financial assets	397,950	502,511
Assets held-for-sale	79,647	2,090,810

	22,025,325	16,819,855

NON-CURRENT ASSETS:
Non-current financial assets, net	2,495,554	2,040,921
Non-current trade and other receivables, net	1,798,419	1,724,357
Property, plant and equipment, net	141,361,351	135,812,499
Investment properties, net	269,910	317,264
Goodwill	2,582	2,582
Intangible assets other than goodwill, net	855,832	821,060
Investments in associates	4,405,668	4,341,830
Investments in joint ventures	1,287,862	1,166,894
Deferred tax assets	623,623	526,934
Non-current non-financial assets	131,233	134,093

	153,232,034	146,888,434

Total Assets	175,257,359	163,708,289

LIABILITIES
CURRENT LIABILITIES:
Trade and other payables, net	4,735,697	6,128,604
Current financial liabilities, net	7,857,198	7,162,372
Income tax payables	2,218,060	570,550
Current non-financial liabilities	6,320,711	6,464,356
Current provisions	1,579,176	1,274,186

	22,710,842	21,600,068

NON-CURRENT LIABILITIES:
Non-current trade and other payables, net	3,718,435	3,806,735
Non-current financial liabilities, net	51,062,811	55,999,761
Non-current non-financial liabilities	7,092,252	6,946,410
Employee benefits obligations, net	1,503,107	1,277,415
Deferred tax liabilities, net	8,362,683	5,723,880
Non-current provisions	12,864,754	13,529,010

	84,604,042	87,283,211

Total Liabilities	107,314,884	108,883,279

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2015 AND DECEMBER 31, 2014

	Dec. 31, 2015	Dec. 31, 2014
	(KRW in millions)
EQUITY
CONTRIBUTED CAPITAL:
Share capital	3,209,820	3,209,820
Share premium	843,758	843,758

	4,053,578	4,053,578

RETAINED EARNINGS:
Legal reserves	1,604,910	1,604,910
Voluntary reserves	23,720,167	22,999,359
Unappropriated retained earnings	22,862,164	10,699,378

	48,187,241	35,303,647

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	1,197,388	1,151,402
Accumulated other comprehensive loss	(98,713)	(202,269)
Other equity	13,294,973	13,294,973

	14,393,648	14,244,106

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	66,634,467	53,601,331

NON-CONTROLLING INTERESTS	1,308,008	1,223,679

Total Equity	67,942,475	54,825,010

Total Liabilities and Equity	175,257,359	163,708,289

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND DECEMBER 31, 2014

	2015	2014
	(KRW in millions except per share amounts)
SALES
Sales of goods	54,367,036	53,706,828
Sales of service	453,487	451,013
Sales of construction contracts	3,761,204	2,965,185
Revenue related to transfer of assets from customers	375,995	351,857

	58,957,722	57,474,883

COST OF SALES
Cost of sales of goods	(41,348,917)	(46,509,555)
Cost of sales of service	(545,692)	(500,787)
Cost of sales of construction contracts	(3,563,120)	(2,752,610)

	(45,457,729)	(49,762,952)

GROSS PROFIT	13,499,993	7,711,931
SELLING AND ADMINISTRATIVE EXPENSES	(2,153,261)	(1,924,366)

OPERATING PROFIT	11,346,732	5,787,565
OTHER NON-OPERATING INCOME	432,219	402,329
OTHER NON-OPERATING EXPENSES	(108,848)	(88,220)
OTHER GAINS, NET	8,610,773	107,396
FINANCE INCOME	1,182,988	885,290
FINANCE EXPENSES	(3,015,457)	(3,140,038)
Profit related associates, joint ventures and subsidiaries
Share in income of associates and joint ventures	280,794	319,506
Gain on disposal of investments in associates and joint Ventures	4,731	47,071
Gain on disposal of subsidiaries	8,376	40,449
Share in loss of associates and joint ventures	(86,522)	(78,493)
Loss on disposal of investments in associates and joint ventures	—	(1,253)
Impairment loss on investments in associates and joint ventures	—	(52,279)
Loss on disposal of subsidiaries	—	(17)

	207,379	274,984

PROFITS BEFORE INCOME TAX	18,655,786	4,229,306
INCOME TAX EXPENSE	(5,239,413)	(1,430,339)

PROFIT FOR THE PERIOD	13,416,373	2,798,967

(Continued)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015 AND DECEMBER 31, 2014

	2015	2014
	(KRW in millions except per share amounts)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit liability, net of tax	(87,861)	(108,430)
Share in other comprehensive loss of associates and joint ventures, net of tax	(283)	(1,899)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	9,648	(97,251)
Net change in the unrealized fair derivatives using cash flow hedge accounting, net of tax	4,409	(84,793)
Foreign currency translation of foreign operations, net of tax	18,535	(70,576)
Share in other comprehensive income of associates and joint ventures, net of tax	89,558	5,228

	34,006	(357,721)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	13,450,379	2,441,246

PROFIT OR LOSS ATTRIBUTABLE TO;
Owners of the Company	13,289,127	2,686,873
Non-controlling interests	127,246	112,094

	13,416,373	2,798,967

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO;
Owners of the Company	13,308,132	2,335,827
Non-controlling interests	142,247	105,419

	13,450,379	2,441,246

EARNINGS PER SHARE;
Basic and diluted earnings per share	20,701	4,290

(Continued)

KOREA ELECTRIC POWER CORPORATION

SEPARATE (NON-CONSOLIDATED) STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND DECEMBER 31, 2014

	Dec. 31, 2015	Dec. 31, 2014
	(KRW in millions)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,013,223	614,514
Current financial assets, net	4,889,623	20,875
Trade and other receivables, net	6,802,450	6,995,697
Inventories, net	175,354	126,326
Income tax refund receivables	—	12,493
Current non-financial assets	68,135	72,425
Assets held-for-sale	—	2,056,207

	13,948,785	9,898,537

NON-CURRENT ASSETS:
Non-current financial assets, net	577,834	461,706
Non-current trade and other receivables, net	432,871	411,582
Property, plant and equipment, net	60,053,716	57,653,543
Investment properties, net	395,263	357,297
Intangible assets, net	64,675	56,277
Investments in subsidiaries	28,821,400	28,864,233
Investments in associates	1,966,164	1,956,568
Investments in joint ventures	13,371	20,642
Non-current non-financial assets	32,171	38,721

	92,357,465	89,820,569

Total Assets	106,306,250	99,719,106

LIABILITIES
CURRENT LIABILITIES:
Trade and other payables, net	5,597,518	5,614,840
Current financial liabilities, net	4,399,119	5,149,545
Income tax payables	1,212,093	—
Current non-financial liabilities	7,106,571	7,446,189
Current provisions	656,372	298,160

	18,971,673	18,508,734

NON-CURRENT LIABILITIES:
Non-current trade and other payables, net	698,088	816,300
Non-current financial liabilities, net	22,190,714	27,807,868
Non-current non-financial liabilities	7,066,972	6,876,469
Employee benefits liabilities, net	642,043	558,295
Deferred tax liabilities	3,301,227	1,542,445
Non-current provisions	254,165	227,927

	34,153,209	37,829,304

Total Liabilities	53,124,882	56,338,038

(Continued)

SEPARATE STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2015 AND DECEMBER 31, 2014

	Dec. 31, 2015	Dec. 31, 2014
	(KRW in millions)
EQUITY
CONTRIBUTED CAPITAL:
Share capital	3,209,820	3,209,820
Share premium	843,758	843,758

	4,053,578	4,053,578

RETAINED EARNINGS:
Legal reserves	1,604,910	1,604,910
Voluntary reserves	23,720,168	22,999,360
Unappropriated retained earnings	10,117,196	1,041,789

	35,442,274	25,646,059

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	387,524	387,524
Accumulated other comprehensive income (loss)	2,894	(1,191)
Other equity	13,295,098	13,295,098

	13,685,516	13,681,431

Total Equity	53,181,368	43,381,068

Total Liabilities and Equity	106,306,250	99,719,106

(Continued)

KOREA ELECTRIC POWER CORPORATION

SEPARATE(NON-CONSOLIDATED) STATEMENTS OF COMPREHENSIVE INCOME

FOR YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
	(KRW in millions, except per share amounts)
SALES
Sales of goods	54,534,864	54,386,536
Sales of services	176,547	146,113
Sales of construction services	3,452,983	2,449,934
Revenue related to transfer of assets from customers	375,995	351,857

	58,540,389	57,334,440

COST OF SALES
Costs of sales of goods	(49,128,398)	(51,871,640)
Costs of sales of services	(353,438)	(290,426)
Costs of sales of construction contracts	(3,281,529)	(2,276,213)

	(52,763,365)	(54,438,279)

GROSS PROFIT	5,777,024	2,896,161
SELLING AND ADMINISTRATIVE EXPENSES	(1,351,663)	(1,222,453)
OPERATING PROFIT	4,425,361	1,673,708
OTHER NON-OPERATING INCOME	296,623	285,784
OTHER NON-OPERATING EXPENSES	(48,975)	(47,861)
OTHER GAINS, NET	8,646,301	139,095

FINANCE INCOME	1,210,669	698,485
FINANCE EXPENSES	(1,397,979)	(1,695,640)
GAIN ON DISPOSAL OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES	44,969	208,192

PROFIT BEFORE INCOME TAX	13,176,969	1,261,763
INCOME TAX EXPENSE	(3,011,316)	(221,876)

PROFIT FOR THE PERIOD	10,165,653	1,039,887
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax Items that are or may be reclassified subsequently to profit or loss:	(48,457)	1,902
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	4,085	(90,179)

	(44,372)	(88,277)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,121,281	951,610

EARNINGS PER SHARE
Basic and diluted earnings per share	15,835	1,660

(Continued)

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

FOR YEARS ENDED DECEMBER 31, 2015 AND DECEMBER 31, 2014

	For years ended,
	2015	2014
	( KRW in millions)
I. RETAINED EARNINGS BEFORE APPROPRIATIONS:
Unappropriated retained earnings carried over from prior years	—	—
Effect of transition to K-IFRS	—	—
Net income	10,165,653	1,039,887
Remeasurements of the defined benefit plan	(48,457)	1,902

	10,117,196	1,041,789

II. TRANSFER FROM VOLUNTARY RESERVES:
Reserve for business expansion	—	—

	—	—

III. I + II	10,117,196	1,041,789

IV. APPROPRIATIONS OF RETAINED EARNINGS:	(10,117,196)	(1,041,789)
Legal reserve	—	—
Dividends (government, individual)	(1,990,089)	(320,982)
Reserve for business expansion	(8,127,107)	(720,807)
V. UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	—	—

(Continued)

DIVIDEND PAYMENT

FOR THE FISCAL YEARS 2015 AND 2014

Fiscal year	2015	2014
Dividend per share	KRW 3,100	KRW 500
Aggregate dividend amount	KRW 1,990,088,638,700	KRW 320,982,038,500
Market value dividend ratio	6.2%	1.1%

Agenda 2. Approval of the ceiling amount of remuneration for directors

•	Proposed aggregate ceiling on remuneration for directors:

✓	2,020,992 thousand won in fiscal year 2016 (total number of directors: 15; number of non-standing directors: 8)

✓	2,012,072 thousand won in fiscal year 2015 (total number of directors: 15; number of non-standing directors: 8)

•	Proposed aggregate ceiling on remuneration in fiscal year 2016 is increased by 0.4% compared to fiscal year 2015 in accordance with the Korean government’s 2016 guidelines on remuneration of directors of public enterprises.